Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 10, 2016

VIA EDGAR TRANSMISSION

Ms. Elisabeth Bentzinger
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”) Securities Act Registration No: 333-108394 Investment Company Act Registration No: 811-21422 ZCM Floating Rate Focus Fund (S000053146)

Dear Ms. Bentzinger:

This correspondence is being filed in response to your oral comments and suggestions of February 18, 2016, to the Trust’s Post-Effective Amendment (“PEA”) No. 77 to its registration statement.  PEA No. 77 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on January 5, 2016, for the purpose of registering a new series of the Trust: ZCM Floating Rate Focus Fund.  Subsequently, the Adviser determined that it would like to change the Fund name to the Ziegler Floating Rate Fund (the “Fund”), and this change will be reflected in the Rule 485(b) filing.

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

1)            The Trust acknowledges that in connection with the comments made by the Staff on the Form N‑1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2)            The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3)            The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1)	Please provide the “Tandy” letter representation in your response letter.

The Trust has included the “Tandy” letter representation above.

2)            Supplementally, confirm that all agreements will be filed by amendment prior to the effective date.

The Trust responds by confirming that all agreements will be included in the registration statement as part of the next post-effective amendment filing related to the Fund.

3)            Pursuant to Release No. 33-8590 Rulemaking for EDGAR System, please update the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site with the Fund’s exchange ticker symbol for each class, in addition to adding the ticker symbols to the front cover page of the Prospectus and Statement of Additional Information (“SAI”).

The Trust responds by confirming that the exchange ticker symbols will be added to the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site and to the front cover page of the Prospectus and SAI.

Prospectus

4)            Regarding operating expense table footnote number 2, the Staff reminds the Fund that the recapture agreement is limited to the lesser of the expense cap in effect at the time of waiver/reimbursement or the expense cap in effect at the time of recapture.  Please refer to AICPA Audit Risk Alert, Investment Companies Industry Developments 2008/2009, Article 73 for guidance.

The Trust responds that it is aware of the expense recapture guidelines and confirms that the Fund will comply with this requirement.

5)            Revise the expense example language to reflect that the example reflects both when a shareholder holds shares and when a shareholder redeems shares at end of the period.

The Trust responds that it will revise the language accordingly.

6)             Supplementally, confirm that the expense example was calculated taking into account the expense caps for only the first year or, alternatively, revise the language to state that the expense caps were taken into account for two of the three years.

The Trust responds that the expense example was calculated taking into account expense caps for two of the three years and will revise the language accordingly.

7)            In the Summary Section, explain the concept of “senior secured.”  In addition, define what is meant by “floating rate” including whether the definition encompasses fixed rate short term instruments or instruments where the Fund has entered into an interest rate swap to effectively convert the fixed rate payments into floating rate interest payments. Disclose if there are fixed rate instruments in the strategy and clarify if fixed rates instruments are included in 80% net asset policy.

The Trust responds that it will expand and clarify the disclosure as requested.

8)            Supplementally, confirm that derivative instruments will be valued at market value rather than notional value for purposes of calculating compliance with the 80% net asset policy.

The Trust responds that the Fund will not be using derivatives as part of its principal investment strategy and therefore, all disclosure related to derivatives has been moved to the SAI.

9)            Please define “leverage” as used in the first paragraph of the Principal Investment Strategies Summary Section and the principal risks associated with the use of leverage.

The Trust responds that it will define leverage in the first paragraph of the Principal Investment Strategies Section as “the use of borrowed capital for investment purposes with the expectation that the profits made will be greater than the interest payable.”  The risk of leverage is included under “Borrowing Risk” and, for clarity, the name of the risk will be changed to “Borrowing and Leverage Risk.”

10)            Disclose that the Fund’s use of derivatives exposes the Fund to leverage risk.

As discussed above, the Trust responds that the Fund will not be using derivatives as part of its principal investment strategy and therefore, all disclosure related to derivatives has been moved to the SAI.

11)            Disclose if the Fund has a hold to maturity policy.

The Trust responds supplementally that the Fund does not have a hold to maturity policy.  Accordingly, the Trust does not believe that additional disclosure is warranted.

12)            Disclose the lowest rating in which the Fund may invest and if the Fund may invest in securities in default.

The Trust responds that the third paragraph of the Principal Investment Strategies Summary Section discloses that the Fund may invest in defaulted or distressed loans and loans to bankrupt companies.

13)     As appropriate, in the Principal Investment Strategies section, discuss duration, including a definition and an example showing how an increase of 1% in interest rates affects the Fund at a given duration.

The Trust responds that it will add the requested disclosure as appropriate.

14)            Please disclose as a separate principal investment risk, the risk of investing in illiquid securities.

The Trust responds that it will add the following disclosure:

Liquidity risk. Illiquid assets held by the Fund may be difficult to sell particularly during times of market turmoil. Illiquid assets may also be difficult to value. If the Fund is forced to sell an illiquid asset to meet redemption requests or other cash needs, the Fund may be forced to sell at a loss.

15)            Bank loans may take longer than seven days for transactions to settle; disclose how the Fund intends to meet short term liquidity needs as a result of a lengthy settlement period.

The Trust responds that it has confirmed with the Adviser and Sub-Adviser that the Fund will maintain a cash balance of not less than 10% of Fund assets, and this change will be reflected in the Principal Investment Strategies.

16)            If applicable, disclose callable securities in the principal strategies; alternatively, if it is not a principal strategy, then remove from the Principal Investment Risks section.

The Trust responds by removing callable securities risk, as it is not a principal strategy.

17)            Supplementally, state if the Fund will write credit default swaps.  If the Fund will write credit default swaps, will the Fund fully segregate the full notional amount of these swaps to cover its obligations?

The Trust responds that it has confirmed with the Adviser that the Fund will not write credit default swaps.

18)            Please expand the defaulted debt securities risk to include the risks associated with distressed loans and loans to bankrupt companies, or provide a separate risk for those types of instruments.

The Trust responds that it will add the following disclosure:

Certain of the issuers of securities may be involved in bankruptcy or other reorganization proceedings. Although such investments may result in significant returns to the Fund, they involve a substantial degree of risk. Many of the events within a bankruptcy case are adversarial and often beyond the control of the creditors. Accordingly, a bankruptcy court may approve actions that are contrary to the interests of the Fund. Such investments can result in a total loss of principal.

19)            Under the loan interests risk, disclose that because loan interests may take longer than seven days to settle, the Fund may be forced to incur losses in order to pay redemption proceeds on time.

The Trust responds that it will add the following disclosure:

As a result, sale proceeds related to the sale of loans may not be available to make additional investments or to meet a Fund’s redemption obligations until potentially a substantial period after the sale of the loans.  The Fund, therefore, may be forced to sell other assets at a loss to pay redemption proceeds.

20)            Disclose the Fund’s principal strategies related to investments in U.S. Government Securities and government sponsored enterprises or remove from the risk section.

The Trust responds that it will remove from risk section as it is not a principal strategy.

21)            Supplementally identify the broad-based index that the Fund will utilize.

The Trust responds that the Fund plans to use the Credit Suisse Leveraged Loan Index, which is an index designed to mirror the investable universe of the U.S. dollar denominated leveraged loan market.

22)            In the management section, state title of each portfolio manager as well as date of service with the Fund rather than since inception, as required by Form N-1A Item 5(b).

The Trust responds that the title of each portfolio manager is disclosed in the table as "Portfolio Manager" and as the Fund has not yet had a public offering, “since 2016 inception” is the appropriate description of length of service with the Fund for each portfolio manager.

23)            In the Principal Investment Strategies section, clarify what “underlying rate” means in the context of the sentence “Prime based and federal funds rate loans reset periodically when the underlying rate resets.”

The Trust responds by revising the disclosure as follows:

The interest rates on floating rate loans are generally based on a percentage above LIBOR, a designated U.S. bank’s prime or base rate, or the overnight federal funds rate. Prime based and federal funds rate loans reset periodically when the ~~underlying~~ prime or federal funds rate resets.

24)            In the Principal Investment Strategies section, define assignments and participation in the context of the sentence “A direct interest in a floating rate loan may be acquired directly from the agent or another lender by assignment or an indirect interest may be acquired as a participation in another lender’s portion of a floating rate loan.”  Disclose corresponding principal risks.

The Trust responds by adding the following disclosure:

A loan participation permits investors to buy portions of an outstanding loan or package of loans, and holders participate, on a pro rata basis, in collecting interest and principal payments. An assignment is a transfer of debt, and all the rights and obligations associated with it, from a creditor to a third-party, in order to improve the creditor’s liquidity and/or to reduce its risk exposure.

The Trust notes that the corresponding principal risks are disclosed under Loan Interests Risk.

25)            Clarify in the disclosure whether the 15% in other types of debt obligations and the 5% in equity securities received as part of reorganization or restructure are principal strategies and if so, include in summary strategy section and risk disclosure.

The Trust responds that it has removed this disclosure from the Prospectus as it is not a principal investment strategy.

26)            Include the risk of second party default or declaration of bankruptcy related to credit linked notes in the summary section.

The Trust responds that the Fund will not be using derivatives as part of its principal investment strategy and therefore, all disclosure related to credit linked notes has been moved to the SAI.

27)            In the Principal Investment Strategies section, please revise the following to state in Plain English: “Decisions to purchase or sell loans and securities are determined by the relative value considerations of the investment professionals that factor in economic and credit-related fundamentals, market supply and demand, market dislocations and situation-specific opportunities.”

The Trust responds by revising the disclosure to the following:

A number of factors are considered when making the decision to either buy or sell loans and securities. These include macroeconomic factors such as the relative health of the high yield capital markets; company specific performance such as earnings trends, margins and growth; industry characteristics such as regulatory trends and the competitive landscape; and technical considerations such as the supply and demand for various investments.

28)            If the Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, disclose that the NAV may change on days when shareholders are not able to purchase or redeem shares as required by Form N-1A, Item 11(a), Instruction 2.

The Trust responds that the Fund does not expect to hold portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, and therefore, such disclosure is not applicable.

29)            Revise the Sales Charge section to make clear in the disclosure that the term “offering price” includes a sales charge.

The Trust responds that it will revise the disclosure to the following:

If you purchase Class A shares of the Fund, you will pay the NAV next determined after your order is received plus a sales charge (shown in percentages below) depending on the amount of your investment.

30)            Disclose if the Fund makes available free of charge, on or through the Fund’s website at a specified internet address, the sales load information required by Form N-1A, Item 12(a)(1 – 4) and Item 23(a) and if not, disclose why the Fund does not do so.

The Trust responds that it will add the following disclosure:

You can find information about sales loads and breakpoints on the Fund’s website at www.zcmfunds.com and in the SAI, which is also available on the website.

31)	Disclose in the Prospectus what constitutes “physical possession” by the transfer agent.

The Trust responds that it will revise the disclosure to the following:

~~Receipt constitutes physical possession of the purchase order or redemption request by the transfer agent.~~ Receipt of purchase orders or redemption requests is based on when the order is received on the Transfer Agent's premises.

32)	Supplementally confirm that the Fund has no right to redeem in-kind as the Prospectus does not contain in-kind redemption disclosure.

The Trust confirms that the Fund has no right to redeem in-kind.

33)	Clarify the term “share specific” in the sentence “A wire fee of $15 will be deducted from your redemption proceeds for complete and share specific redemptions.”

The Trust responds that it will revise the disclosure to the following:

A wire fee of $15 will be deducted from your redemption proceeds for complete redemptions and any redemption to redeem a specific number of shares. In the case of a partial redemption, the fee will be deducted from the remaining account balance.

Statement of Additional Information

34)	The Prospectus states the Fund may take defensive position on temporary basis. Disclose the types of investments the Fund may make while in this defensive position.

The Trust responds that it will add the following disclosure:

The Fund may hold a higher than average position in cash or cash equivalents for temporary defensive purposes due to economic or market conditions which could reduce the Fund’s potential return and prevent the Fund from achieving its investment objective.

35)	Disclose the number of committee meetings held within last fiscal year for the Trust as a whole, not in relation to the instance Fund.

The Trust responds that as specified under Form N-1A, Item 17, Instruction 1(a), the Trust consists of separate unrelated companies and therefore discloses the number of committee meetings for each separate Fund and not by the Trust as an entity.

36)            As required by Form N-1A, Item 17 (b)(4) state the dollar range of equity securities beneficially owned by the director in any registered investment companies overseen by the director within the same family of investment companies as the Fund.

The Trust responds that it will provide the most current information practicably available.

37)            Please provide updated information for the other accounts managed by the portfolio managers.

The Trust responds that it will provide the most current information practicably available.

38)            Please disclose the compensation to be paid for the services provided by administrator USBFS as per Form N-1A, Item 19(h)(1).

The Trust responds that it will add the following disclosure:

Pursuant to the Administration Agreement, as compensation for its fund administration, portfolio compliance and fund accounting services, USBFS receives from the Fund, a fee based on the Fund’s current average daily net assets of: 0.08% on the first $250 million, 0.06% on the next $250 million and 0.05% on the remaining assets, with a minimum initial annual fee of $72,000.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at 626-914-7220.

Sincerely,

/s/Eric W. Pinciss

Eric W. Pinciss, Esq.
Secretary
Trust for Advised Portfolios